Allianz Life Insurance Company of New York

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING
VIA EDGAR

March 27, 2015

Re: Allianz Life Variable Account C and Allianz Life Insurance Company of New York
Post-Effective Amendment No. 1 to the Registration Statement No. 333-192949 and 811-05716 on Form N-4
Post-Effective Amendment No. 1 to the Registration Statement No. 333-192948 on Form S-1

We received oral comments from you on January 22, 2015, and on March 20, 2015, with respect to Registrants’ above-referenced Post-Effective Amendments to Registration Statements. This letter responds to those comments. We have also incorporated revisions where applicable based on oral comments received on January 22, 2015 for Allianz Life Variable Account B and Allianz Life Insurance Company of North America Post-Effective Amendment No. 5 to the Registration Statement No. 333-185866 and 811-05618 on Form N-4 and Post-Effective Amendment No. 1 to the Registration Statement No. 333-195462 on Form S-1.

Attached to this letter are pages from the Index Advantage New York prospectus redlined against the courtesy copy of the prospectus we sent you on December 9, 2014, revised to respond to your March 20th comments on this filing. The responses to comments apply to both the Form N-4 and Form S-1 filing as applicable.

For the convenience of the staff in reviewing this response to comments, we are sending via email to the Insured Investment Office, a copy of this letter and a redline copy of the changed pages for the prospectus.

All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on December 9th.

MARCH 20th COMMENTS

1.	Cover (pages 1-2)

Comment:

Instead of using the phrase “external securities” please use “broad based securities” as it is a more accurate and widely known description. Please make this change throughout the prospectus.

Response:

Revised as requested.

2.	Section 1, Risk Factors (pages 21-25)

Comment:

In the Calculation of Credits discussion, instead of showing the average increase in index returns attributable to dividends, please show the total index returns if dividends were included.

Response:

Revised as requested.

JANUARY 22ND COMMENTS

1.	Glossary (pages 4-7)

Comment:

In the definition of Index, please delete the sentence indicating some indices may be available with all Crediting Methods if it is not true.

Response:

Revised as requested.

The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that they do not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of New York

By: /s/ Stewart D. Gregg

            Stewart D. Gregg